Exhibit 99.1

argenx announces data from Phase 1 study of
efgartigimod (ARGX-113) subcutaneous formulation demonstrating comparable characteristics to intravenous formulation

-    Subcutaneous formulation offers potential for increased patient convenience and acceptance -

June 14, 2018

Breda, the Netherlands/Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced results from its Phase 1 clinical trial evaluating a subcutaneous (SC) formulation of efgartigimod (ARGX-113) in healthy volunteers. The data show that at the same dose level the SC formulation was comparable across key measures, including half-life, pharmacodynamics and tolerability, to the intravenous (IV) formulation used in clinical studies to date.

argenx intends to use the data from the Phase 1 study to further explore SC dosing schedules of efgartigimod as a more convenient administration option for patients, including the potential of a loading dose of IV efgartigimod followed by SC maintenance.

“We believe the development of a SC formulation could offer a more tailored therapy by providing flexible dosing options and greater convenience for patients. With a SC formulation, we also plan to explore the potential for an off-the-shelf delivery system using a fine bore needle size to allow patients additional optionality around administration,” said Keith Woods, Chief Operating Officer at argenx. “Based on the data presented today showing that SC dosing can maintain IgG suppression, we intend to further develop this product candidate within our efgartigimod portfolio.”

The open-label, Phase 1 study enrolled 32 healthy volunteers and included three treatment arms: one each of single dose SC and IV efgartigimod, and one evaluating an IV induction followed by a SC maintenance dose. In the single dose treatment arms, the data showed the SC formulation to have comparable half-life, pharmacodynamics and tolerability to the IV formulation, and a bioavailability of approximately 50%. In addition, initial IV dosing followed by weekly 300 mg (2 ml) SC administration of efgartigimod provided sufficient exposure to maintain IgG suppression at a steady state IgG reduction of approximately 50%. The data also suggest a favorable tolerability profile and no meaningful anti-drug antibody signals were reported. The SC formulation supports key manufacturing improvements, including a high product concentration (150mg/ml), low viscosity and optimal stability.

About efgartigimod Phase 2 Trials

Efgartigimod is currently being tested in two Phase 2 clinical trials for immune thrombocytopenia (ITP) and pemphigus vulgaris (PV). argenx is also preparing for a potential Phase 3 clinical trial in myasthenia gravis (MG) using the IV formulation of efgartigimod. In a Phase 2 clinical trial with MG patients, the IV formulation was well-tolerated and showed promising pharmacodynamic effects relating to speed, depth and duration of total IgG and pathogenic IgG reduction.

About efgartigimod

Efgartigimod (ARGX-113) is an investigational therapy for IgG-mediated autoimmune diseases and was designed to exploit the natural interaction between IgG antibodies and the recycling receptor FcRn. Efgartigimod is the Fc-portion of an antibody that has been modified by the argenx proprietary ABDEG™ technology to increase its affinity for FcRn beyond that of normal IgG antibodies. As a result, efgartigimod blocks antibody recycling through FcRn binding and leads to fast depletion of the autoimmune disease-causing IgG autoantibodies. The development work on efgartigimod is conducted in close collaboration with Prof. E. Sally Ward (University of Texas Southwestern Medical and Texas A&M University Health Science Center, a part of Texas A&M University (TAMHSC)).

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe auto-immune diseases and cancer. The company is focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. argenx’ ability to execute on this focus is enabled by its suite of differentiated technologies. The SIMPLE AntibodyTM Platform, based on the powerful llama immune system, allows argenx to exploit novel and complex targets, and the three antibody engineering technologies are designed to enable the expansion of the therapeutic index of the company’s product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco, VP Investor Relations (US)

+1 518 424 4980

bdelgiacco@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy and argenx’s advancement of, and anticipated clinical development and regulatory milestones and plans, including the Phase 1 program to evaluate a subcutaneous formulation of efgartigimod (including additional dosing schedules), including its potential manufacturing characteristics and convenience of administration; the progress of its Phase 2 clinical trials of efgartigimod in ITP and PV; the potential of a Phase 3 clinical trial of efgartigimod in MG; the timing of expected data readouts related to efgartigimod; and the commercial potential of efgartigimod. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.